Exhibit 4.122

Power of Attorney

Principal:	Junhong Chen
ID No.:	350203197504274032
Address:	Room 17, No.442 Siming South Road, Siming District, Xiamen, Fujian Province.

Agent:	Leilei Wang
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing

The Principal, Junhong Chen, a citizen of the People’s Republic of China, hereby authorizes Mr. Wang Leilei to exercise all voting powers as a shareholder of Xiamen Xinreli Technology Co., Ltd. (“Xinreli”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Xinreli.

Unless consented by the board of directors of KongZhong Information Technologies (Beijing) Co., Ltd. (“KongZhong Beijing”), the aforesaid authorization is irrevocable. The Principal also agrees that KongZhong Beijing is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Xinreli with due diligence and care, and will act in accordance with directions of the board of directors of KongZhong Beijing.

This Power of Attorney will come into effect on the date of execution and will expire upon dissolution of KongZhong Beijing.

/s/ Junhong Chen	(Signature)
Junhong Chen
Date: December 1, 2014